Exhibit 99-4

                          JOINT FIDELITY BOND AGREEMENT

     This Agreement is made as of the 1st day of January, 2007, by and among JNL Series Trust, JNL Variable Fund LLC, JNLNY Variable Fund I LLC, and JNL Investors Series Trust (collectively referred to as the "Funds," with each referred to individually as a "Fund"), Jackson National Asset Management, LLC ("JNAM") and Jackson Fund Services, a division of JNAM, each of which are named insureds on a certain fidelity bond policy covering certain acts relating to the Funds and JNAM ("Joint Fidelity Bond").

     WHEREAS, each Fund has registered under the Investment Company Act of 1940, as amended ("1940 Act") as an open-end management investment company; and

     WHEREAS, Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into an agreement with the other named insureds; and

     WHEREAS, the series of each Fund will benefit from their respective participation in the Joint Fidelity Bond in compliance with this Rule.

     NOW THEREFORE, it is agreed as follows:

     1. In the event any recovery under the Joint Fidelity Bond is received as a result of a loss sustained by any series of a Fund and by one or more other named insureds, (which includes the trustees, directors, officers and other employees of an insured) then such series sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that its claim bears to the total amount claimed by all participants, but at least equal to the amount which each such series would have received had the relevant fund purchased and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

     If for any particular policy year, after the initial allocation there are remaining proceeds of the bond and there are then named insureds whose losses have not been paid in full, the remainder of the bond shall be further allocated to named insureds having excess losses in proportion to their initial coverage, with such allocation repeated until all such losses have been paid or coverage of the bond has been exhausted.

     If all losses relating to a particular policy year are not paid at the same time, the named insureds who claim losses for that policy year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later reallocation of amounts first paid.

     If only one named insured incurs a loss in a policy year, the proceeds of the bond for that policy year are allocated to that insured.

     2. The bond premium shall be paid by JNAM.

     3. This agreement may be modified or amended from time to time by written agreement of all named insureds or by not less than sixty days written notice by one insured to each other insured. This agreement shall terminate as to any insured as of the date that insured ceases to be an assured under the bond; provided that such termination shall not affect the rights and obligations that have attached under this agreement to a terminating party until such termination becomes effective.

     4. Each insured agrees to promptly give to the insurer all notices required of it under the bond and to send a copy of each such notice to each other insured.


JNL SERIES TRUST                          JACKSON NATIONAL ASSET MANAGEMENT, LLC
JNL VARIABLE FUND LLC                     JACKSON FUND SERVICES, A DIVISION OF
JNLNY VARIABLE FUND I LLC
JNL INVESTORS SERIES TRUST                JACKSON NATIONAL ASSET MANAGEMENT, LLC

By: /s/ Susan S. Rhee                     By: /s/ Mark D. Nerud
    Susan S. Rhee                             Mark D. Nerud
    Vice President, Counsel,                  President
    and Secretary